FOR IMMEDIATE RELEASE                             TSX/NYSE/PSE: MFC; SEHK: 0945
December 11, 2008

Manulife Financial completes $2.275 billion equity offerings

TORONTO – Manulife Financial Corporation (MFC) announced today that the offerings of its common shares announced on December 2, 2008 have been completed raising a total of $2.275 billion.  $1.125 billion of common shares were sold by way of private placement to eight existing institutional investors.  $1.150 billion of common shares were sold to a syndicate of underwriters in a “bought deal” public offering, which amount includes the exercise in full of the underwriters’ over-allotment option of $150 million of common shares.

About Manulife Financial
Manulife Financial is a leading Canadian-based financial services group serving millions of customers in 19 countries and territories worldwide. Operating as Manulife Financial in Canada and Asia, and primarily through John Hancock in the United States, the Company offers customers a diverse range of financial protection products and wealth management services through its extensive network of employees, agents and distribution partners. Funds under management by Manulife Financial and its subsidiaries were $385.3 billion (US$363.5 billion) as at September 30, 2008.

Manulife Financial Corporation trades as 'MFC' on the TSX, NYSE and PSE, and under '0945' on the SEHK. Manulife Financial can be found on the Internet at www.manulife.com.

Media inquiries: Laurie Lupton (416) 852-7792 laurie_lupton@manulife.com	Investor Relations: Amir Gorgi 1-800-795-9767 investor_relations@manulife.com